SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 10

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SUN MICROSYSTEMS, INC.

(Exact name of Registrant as specified in its charter)

Delaware (State of incorporation or organization)	94-2805249 (I.R.S. Employer Identification Number)

4150 Network Circle
Santa Clara, California 95054
 (Address of Principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered:	each class is to be registered:

None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights
(Title of class)

     This Amendment No. 10 on Form 8-A is being filed by Sun Microsystems, Inc. to amend and restate Item 1 and to file the exhibits listed under Item 2 to reflect the changes resulting from the adoption of that certain Third Amended and Restated Shares Rights Agreement, dated as of July 25, 2002, by and between Sun Microsystems, Inc., a Delaware corporation, and EquiServe Trust Company, N.A. (formerly BankBoston, N.A. and The First National Bank of Boston), a national banking association, as Rights Agent.

Item 1. Description of Registrant’s Securities to be Registered.

     On April 26, 1989, the Board of Directors of Sun Microsystems, Inc. (the “Company”) originally declared a dividend of one share purchase right (a “Right”) for each outstanding share of Common Stock, $0.00067 par value (the “Common Shares”), of the Company. The dividend was paid on May 26, 1989 (the “Record Date”) to stockholders of record as of the close of business on that date, and Rights have been issued in connection with all Common Shares issued since that date.

     On July 25, 2002, the Board of Directors approved the following amendments to the terms and conditions of the Rights to, among other things, (i) extend the Final Expiration Date of the Rights to July 25, 2012, (ii) to delete the capital and surplus liquidity requirements for successor rights agents and (iii) incorporate certain additional defined terms. Section 27 of the prior Rights Agreement provided that prior to a Distribution Date, the Company may supplement or amend the Rights Agreement in any respect without the consent of the holders of the Rights.

     The current terms and conditions of the Rights are set forth in the Third Amended and Restated Shares Rights Agreement, dated as of July 25, 2002 (the “Amended Rights Agreement”), by and between Sun Microsystems, Inc., a Delaware corporation, and EquiServe Trust Company, N.A. (formerly BankBoston, N.A. and The First National Bank of Boston), a national banking association, as Rights Agent. After the Distribution Date (defined below), each Right will entitle the registered holder to purchase from the Company one ten-thousandth of a share of Series A Participating Preferred Stock (as may be adjusted pursuant to the terms set forth in the Amended Rights Agreement) at a price of $250.00 (the “Exercise Price”). The Exercise Price is subject to adjustment from time to time as a result of certain events set forth in the Amended Rights Agreement.

     The following summary of the principal terms of the Amended Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Amended Rights Agreement. A copy of the Amended Rights Agreement is attached hereto as Exhibit 4.1 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

     The Rights will not be exercisable until the Distribution Date. Certificates for the Rights (“Rights Certificates”) have not been, and until after the Distribution Date will not be, sent to stockholders. Until the issuance of separate Rights Certificates after the Distribution Date, Rights will remain attached to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date evidence the Rights related thereto, and Common

Share certificates issued after the Record Date contain a notation incorporating the Amended Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of or after the Record Date, even without notation or a copy of the Summary of Terms being attached thereto, also constitutes the transfer of the Rights associated with the Common Shares represented by such certificates.

Distribution Date

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) the tenth day (or such later date as may be determined by the Board of Directors) after the first date of public announcement by a person or group of affiliated or associated persons (“Acquiring Person”) or the Company that such Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Common Shares then outstanding or (ii) the tenth business day (or such later date as may be determined by the Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the Company’s then outstanding Common Shares. The earlier of such dates is referred to as the “Distribution Date.”

     In addition, notwithstanding the foregoing, a person or group of affiliated or associated persons who (i) acquires or obtains the right to acquire beneficial ownership of 10% or more but less than 20% of the Common Shares then outstanding, and (ii) files a Schedule 13G rather than a Schedule 13D in accordance with Section 13(d) or Rule 13(d)(1) of the Exchange Act with respect to such Common Shares shall not be deemed to have acquired “beneficial ownership” of such Common Shares for purposes of the Amended Rights Agreement and therefore, will not be deemed to be an “Acquiring Person” under the Amended Rights Agreement, but only for so long as such person or group beneficially owns less than 20% of the then outstanding Common Shares or is not otherwise required to file a Schedule 13D under the Exchange Act, as may be determined by the Board of Directors.

Issuance of Rights Certificates; Expiration of Rights

     As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) July 25, 2012 (the “Final Expiration Date”) or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $250.00 per Right, one ten-thousandth of a share of Series A Participating Preferred Stock.

Right to Buy Company Common Shares

     Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 10% or more of the Company’s then outstanding Common Shares, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Exercise Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights Certificates are issued and the Rights separate from the Common Shares on the Distribution Date. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable.

Right to Buy Acquiring Company Stock

     Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 10% or more of the Company’s then outstanding Common Shares, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions with the Company or any one or more of its wholly-owned subsidiaries), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Exercise Price.

Exchange Provision

     At any time after an Acquiring Person obtains 10% or more of the Company’s then outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment). In the event that the Company does not have sufficient Common Shares available for the exchange of all outstanding Rights, the Company may instead substitute cash, assets or other securities, or a combination thereof, having a value equal to the Common Shares which otherwise would have been issuable upon the exercise of each outstanding Right.

Redemption

     At any time on or prior to the close of business on the earlier of (i) the fifth day (or such later date as may be determined by action of the Company’s Board of Directors and publicly announced by the Company) following the public announcement of the acquisition of 10% or more of the Company’s then outstanding Common Shares by an Acquiring Person, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.00125 per Right.

Adjustments to Prevent Dilution

     The Exercise Price payable, the number of Rights, and the number of Series A Participating Preferred Stock or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with dilutive issuances by the Company to prevent dilution as set forth in the Amended Rights Agreement. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% of such Exercise Price.

Cash Paid Instead of Issuing Fractional Shares

     No fractional Common Shares will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Stockholders’ Rights Prior to Exercise

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Amended Rights Agreement

     The terms of the Rights and the Amended Rights Agreement may be amended by the Board of Directors of the Company in any respect without the consent of the Rights holders prior to the close of business on the Distribution Date; thereafter, the terms of the Rights and the Amended Rights Agreement may be amended by the Board of Directors without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of holders of Rights (other than the Acquiring Person).

Rights and Preferences of the Series A Participating Preferred Stock

     Each one ten-thousandth of a share of Series A Participating Preferred Stock has rights and preferences substantially equivalent to one Common Share.

No Voting Rights

     The Rights will not have any voting rights.

Certain Anti-Takeover Effects

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive a corporation’s board of directors and its stockholders of any real opportunity to determine the destiny of the corporation. The Rights have been declared by the Board in order to deter such tactics, including, but not limited to, a gradual accumulation of shares in the open market of a 10% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.00125 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company’s shares are presently traded. The Company’s Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2. Exhibits.

EXHIBIT INDEX

Exhibit
Number		Description

3.1	(*)	Registrant’s Restated Certificate of Incorporation
3.2	(**)	Certificate of Amendment of Registrant’s Restated Certificate of Incorporation
3.3	(***)	Amended and Restated Certificate of Designations of Registrant
4.1		Third Amended and Restated Shares Rights Agreement, dated as of July 25, 2002, by and between Sun Microsystems, Inc., a Delaware corporation, and EquiServe Trust Company, N.A. (formerly BankBoston, N.A. and The First National Bank of Boston), a national banking association, as Rights Agent, including the Form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A and B, respectively.

     (*) Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for the Quarter ended March 29, 1998.

     (**) Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for the Quarter ended December 31, 2000.

     (***) Incorporated by reference to Amendment No. 9 to Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on December 20, 2000.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 26, 2002	SUN MICROSYSTEMS, INC.

	By:	/s/ Stephen T. McGowan

		Name:	Stephen T. McGowan
		Title:	Chief Financial Officer and Executive Vice President, Corporate Resources

EXHIBIT INDEX

Exhibit
Number		Description

3.1	(*)	Registrant’s Restated Certificate of Incorporation
3.2	(**)	Certificate of Amendment of Registrant’s Restated Certificate of Incorporation
3.3	(***)	Amended and Restated Certificate of Designations of Registrant
4.1		Third Amended and Restated Shares Rights Agreement, dated as of July 25, 2002, by and between Sun Microsystems, Inc., a Delaware corporation, and EquiServe Trust Company, N.A. (formerly BankBoston, N.A. and The First National Bank of Boston), a national banking association, as Rights Agent, including the Form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A and B, respectively.

     (*) Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for the Quarter ended March 29, 1998.

     (**) Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for the Quarter ended December 31, 2000.

     (***) Incorporated by reference to Amendment No. 9 to Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on December 20, 2000.